SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 13, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.

Report of independent accountants on special review Quarter ended June 30, 2003

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil).

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended June 30, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

July 25, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - June 30, 2003

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE 5.330.000.622-9

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 415-1901	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1237	13 - FAX	14 - FAX
15 - E-MAIL ri@brasitelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME CARLA CICO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 415-1901	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
12 - AREA CODE 61	13 - FAX 415-1237	14 - FAX	15 - FAX
15 - E-MAIL ccico@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINING	8 - ENDING
01/01/2003	12/31/2003	2	01/04/2003	06/30/2003	1	01/01/2003	03/31/2003
9 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF TECHINICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

1 - QUANTITY OF SHARES (IN THOUSANDS)	2 - CURRENT QUARTER 06/30/2003	3 - PRIOR QUARTER 03/31/2003	4 - SAME QUARTER OF PRIOR YEAR 06/30/2002
PAID CAPITAL
1 - COMMON	249,597,050	249,597,050	243,564,130
2 - PREFERRED	295,569,090	295,569,090	295,569,090
3 - TOTAL	545,166,140	545,166,140	539,133,220
TREASURY SHARES
4 - COMMON	0	0	0
5 - PREFERRED	5,175,011	5,175,011	2,124,861
6 - TOTAL	5,175,011	5,175,011	2,124,861

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE 1990100 - TELECOMMUNICATION
5 - MAIN ACTIVITY EXPLOITATION OF THE SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	01/31/2003	INTEREST ON CAPITAL	-	ON	0.0001906302
02	RCA	01/31/2003	INTEREST ON CAPITAL	-	PN	0.0001906302
03	RCA	03/31/2003	INTEREST ON CAPITAL	-	ON	0.0001986514
04	RCA	03/31/2003	INTEREST ON CAPITAL	-	PN	0.0001986514
05	AGO	04/23/2003	INTEREST ON CAPITAL	06/20/2003	ON	0.0005141092
06	AGO	04/23/2003	INTEREST ON CAPITAL	06/20/2003	PN	0.0005141092

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - ALTERATION DATE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF ALTERATION (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	03/17/2003	3,373,097	37,327	CAPITAL RESERVE	6,032,914	0.0106700000

01.10 - MARKET RELATIONS DIRECTOR

1 - DATE 07/25/2003	2 - SIGNATURE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - June 30, 2003

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYER’S REGISTER 76.535.764/0001-43

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2003	4 - 03/31/2003
1	TOTAL ASSETS	14,846,073	15,290,999
1.01	CURRENT ASSETS	3,374,892	3,650,958
1.01.01	CASH AND CASH EQUIVALENTS	940,960	1,340,744
1.01.02	CREDITS	1,876,501	1,741,581
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,876,501	1,741,581
1.01.03	INVENTORIES	9,934	389
1.01.04	OTHER	547,497	568,244
1.01.04.01	LOANS AND FINANCING	1,949	1,876
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	359,765	392,652
1.01.04.03	JUDICIAL DEPOSITS	24,671	8,728
1.01.04.04	OTHER ASSETS	161,112	164,988
1.02	NONCURRENT ASSETS	1,108,629	1,167,958
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	40,601	78,623
1.02.02.01	FROM ASSOCIATED COMPANIES	6,315	5,196
1.02.02.02	FROM SUBSIDIARIES	34,286	73,427
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,068,028	1,089,335
1.02.03.01	LOANS AND FINANCING	6,460	6,507
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	620,972	638,970
1.02.03.03	JUDICIAL DEPOSITS	351,889	339,536
1.02.03.04	INVENTORIES	21,833	34,101
1.02.03.05	OTHER ASSETS	66,874	70,221
1.03	PERMANENT ASSETS	10,362,552	10,472,083
1.03.01	INVESTMENTS	363,278	192,480
1.03.01.01	ASSOCIATED COMPANIES	97,481	97,481
1.03.01.02	SUBSIDIARIES	199,938	28,647
1.03.01.03	OTHER INVESTMENTS	65,859	66,352
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,378,371	9,653,308
1.03.03	DEFERRED CHARGES	620,903	626,295

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2003	4 - 03/31/2003
2	TOTAL LIABILITIES	14,846,073	15,290,999
2.01	CURRENT LIABILITIES	2,981,331	2,877,410
2.01.01	LOANS AND FINANCING	580,863	577,640
2.01.02	DEBENTURES	658,240	133,873
2.01.03	SUPPLIERS	822,005	899,164
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	383,564	368,765
2.01.04.01	INDIRECT TAXES	379,837	365,038
2.01.04.02	TAXES ON INCOME	3,727	3,727
2.01.05	DIVIDENDS PAYABLE	248,846	519,497
2.01.06	PROVISIONS	84,949	105,752
2.01.06.01	PROVISION FOR CONTINGENCIES	20,859	21,059
2.01.06.02	PROVISION FOR PENSION PLAN	64,090	84,693
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	202,864	272,719
2.01.08.01	PAYROLL AND SOCIAL CHARGES	61,189	51,486
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	38,554	103,357
2.01.08.03	EMPLOYEE PROFIT SHARING	21,065	32,085
2.01.08.04	OTHER LIABILITIES	82,056	85,791
2.02	LONG-TERM LIABILITIES	4,968,236	5,565,647
2.02.01	LOANS AND FINANCING	1,918,130	2,085,155
2.02.02	DEBENTURES	1,700,000	2,200,000
2.02.03	PROVISIONS	832,730	807,175
2.02.03.01	PROVISION FOR CONTINGENCIES	382,353	377,138
2.02.03.02	PROVISION FOR PENSION PLAN	450,377	430,037
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	517,376	473,317
2.02.05.01	PAYROLL AND SOCIAL CHARGES	13,303	12,230
2.02.05.02	SUPPLIERS	5,016	6,723
2.02.05.03	INDIRECT TAXES	437,522	392,027
2.02.05.04	TAXES ON INCOME	27,262	27,037
2.02.05.05	OTHER LIABILITIES	26,114	27,141
2.02.05.06	FUND FOR CAPITALIZATION	8,159	8,159
2.03	DEFERRED INCOME	9,898	10,465
2.05	SHAREHOLDERS’ EQUITY	6,886,608	6,837,477
2.05.01	CAPITAL	3,373,097	3,373,097
2.05.02	CAPITAL RESERVES	1,535,958	1,535,957
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	273,244	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,704,309	1,655,179

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR CURRENT QUARTER 04/01/2003 TO 06/30/2003	4 - AMOUNT FOR CURRENT QUARTER 01/01/2003 TO 06/30/2003	5 - AMOUNT FOR CURRENT QUARTER 04/01/2002 TO 06/30/2002	6 - AMOUNT FOR CURRENT QUARTER 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE FROM SALES AND SERVICES	2,695,730	5,310,459	2,416,948	4,682,838
3.02	DEDUCTIONS FROM GROSS REVENUE	(771,840)	(1,503,533)	(674,011)	(1,302,490)
3.03	NET REVENUE FROM SALES AND SERVICES	1,923,890	3,806,926	1,742,937	3,380,348
3.04	COST OF SALES	(1,174,524)	(2,337,294)	(1,100,817)	(2,146,706)
3.05	GROSS PROFIT	749,366	1,469,632	642,120	1,233,642
3.06	OPERATING EXPENSES	(608,822)	(1,426,994)	(504,727)	(1,046,551)
3.06.01	SELLING EXPENSES	(218,725)	(425,623)	(183,627)	(364,113)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(184,931)	(354,055)	(157,667)	(316,381)
3.06.03	FINANCIAL	(227,360)	(678,703)	(198,870)	(404,660)
3.06.03.01	FINANCIAL INCOME	98,840	170,287	57,209	82,361
3.06.03.02	FINANCIAL EXPENSES	(326,200)	(848,990)	(256,079)	(487,021)
3.06.04	OTHER OPERATING INCOME	69,620	128,373	86,738	133,705
3.06.05	OTHER OPERATING EXPENSES	(41,655)	(93,022)	(38,227)	(76,029)
3.06.06	EQUITY GAN (LOSS)	(5,771)	(3,964)	(13,074)	(19,073)
3.07	OPERATING INCOME (LOSS)	140,544	42,638	137,393	187,091
3.08	NONOPERATING INCOME (EXPENSES)	(38,214)	(78,376)	(32,587)	(74,491)
3.08.01	REVENUES	10,351	26,298	55,275	113,877
3.08.02	EXPENSES	(48,565)	(104,674)	(87,862)	(188,368)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	102,330	(35,738)	104,806	112,600
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(42,121)	(2,277)	(44,746)	(58,141)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	(11,078)	(20,743)	(9,438)	(19,822)
3.12.01	INTERESTS	(11,078)	(20,743)	(9,438)	(19,822)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	246,200	40,000	120,056
3.15	INCOME (LOSS) FOR THE PERIOD	49,131	187,442	90,622	154,693

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 – CURRENT QUARTER 04/01/2003 TO 06/30/2003	4 – CURRENT QUARTER 01/01/2003 TO 06/30/2003	5 – CURRENT QUARTER 04/01/2002 TO 06/30/2002	6 – CURRENT QUARTER 01/01/2002 TO 06/30/2002
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	539,991,129	539,991,129	537,008,359	537,008,359
	EARNINGS PER SHARE (REAIS)	0.00009	0.00035	0.00017	0.00029
	LOSS PER SHARE (REAIS)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - June 30, 2003

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01 - NOTES TO THE QUATERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS
QUARTER ENDED June 30, 2003

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“Company”) is a concessionaire of the Switched Fixed Telephone Service (STFC) and operates in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. The area is 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory, and the company holds the local and long distance concessions.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company’s business, together with the services that it offers and the tariffs charged, are regulated by the National Telecommunications Agency - ANATEL.

Information related with the quality and universal service targets of the Fixed Switched Telephone Service are available to interested parties on the homepage of ANATEL, on the site www.anatel.gov.br.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE). The Company is also part of level 1 of Corporate Governance at São Paulo Stock Exchange (BOVESPA).

Company Subsidiaries

Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary incorporated on December 10, 2002, to provide the Personal Mobile Service (SMP), with authorization to attend the same coverage area where the Company operates with STFC. On the closing date for the quarter BrT Celular was in the process of being structured - pre-operating phase.

BrT Serviços de Internet S.A. (“BrTI”): a wholly-owned subsidiary incorporated in October 2001, providing internet services and correlated activities, which became operational at the beginning of 2002.

During the second quarter of 2003, BrTI made investments in capital interests as a partner or quotaholder, gaining control of the following companies:

(i) BrT Cabos Submarinos Group (ex-GlobeNet)

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): a company acquired on June 11, 2003, as part of the program to purchase the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through the relevant fact.

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): a company acquired on June 11, 2003, in which BrTI exercises direct control and total control jointly with BrT CSH, which is a further part of the program to purchase the GlobeNet Group.

  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): a company incorporated under the laws of the Bermudas, for which the transfer of funds by BrTI for paying in of capital occurred on May 30, 2003. It is also an integral part of the program to purchase the Globenet Group. BrT SCS Bermuda, in turn, holds all the shares of Brasil Telecom of America Inc. and 360Americas (Venezuela) S.A..

(ii) iBest Group

  Since February 2002, BrTI has held a minority interest in iBest Holding Corporation (“IHC”), a company incorporated in the Cayman Islands. Due to a succession of various corporate acts occurring during June 2003 in IHC and its subsidiaries, BrTI began to exercise control over the iBest Group, which is formed by the main companies: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A.. The acquisition which resulted in the control of the iBest Group was disclosed on June 26, 2003, through the relevant fact.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission (CVM) and standards applicable to Switched Fixed Telecommunications Services - STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission (SEC), it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note.

According to each situation, the notes to the financial statement present information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them.

  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees.

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a. Cash and cash equivalents: Cash equivalents are short-term, high-liquidity investments, which mature in less than three months. They are recorded at cost, plus income earned to the end of the quarter, not exceeding market value.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded as Allowance for losses.

d. Investments: Investments in subsidiaries are valued using the equity method. Other investments are recorded at cost less allowance for probable losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Maintenance and repair costs, when they represent improvements (increase in installed capacity or useful life) are capitalized, while other costs are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred charges: Segregated between deferred charges on amortization and formation. Main items are goodwill on the acquisition of CRT - Companhia Riograndense de Telecomunicações (incorporated by Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred on installation, reorganization, data processing and other. Amortization is calculated under the straight-line method in accordance with the legislation in force. When the asset does not generate benefits anymore, it is written off against nonoperating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses, and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on its risk assessment evaluation and quantified on economic grounds and legal the counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale. In the case of fixed terminals with prepaid subscriptions, the amounts of sales are recorded as advances from customers and revenue is recorded according to the provision of the services.

k. Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on accounts receivable settled after maturity and gains on financial investments and hedges, when incurred. Financial expenses comprises interest incurred and other charges on loans, financing and other financial transactions.

Credited Interest on Capital is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations commence.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts, in accordance with the aforementioned instruction supplementary information regarding private pension plans and other benefits to employees are described in Note 6.

o. Employees and directors Profit Sharing: The provisions for employee and directors’ profit sharing are recognized according to the accrual basis. The calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union, in accordance with Law 10.101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, also with the subsidiaries mentioned in Note 1 and with Vant Telecomunicações S.A., a minority investment.

Operations between related parties and Brasil Telecom S.A. are carried out under normal prices and market conditions. The principal transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Capital: the Interest on Capital credited in the quarter allocated an amount of R$162,425 (R$78,882 in 2002) to the Parent Company. Of this amount, the net part of the withholding tax will be allocated to the dividend to be provisioned at the end of the year. The balance of this liability that includes the provision of the prior year is R$138,062 (R$319,423 on March 31, 2003).

Loans with Parent Company: Liabilities balance as of June 30, 2003 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$93,363 (R$108,529 as of March 31, 2003). In this quarter, it was recognized a financial gain of R$20,505, due to the decrease of the exchange rate of the American dollar against the Brazilian real (R$19,474 of financial expenses in 2002).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by Brasil Telecom Participações S.A.. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005, and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this liability as of June 30, 2003 is R$1,430,247 (R$1,352,020 on March 31, 2003), and the yield recognized in the income for the quarter represents R$152,726 (R$112,425 in 2002).

Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support. As of June 30, 2003, balance receivable is R$591 (R$33 payable as of March 31, 2003) and the amounts recorded in the income for the quarter are comprising of Operating Income of R$1,101 (R$1,210 of income and R$256 of expenses in 2002).

Other Amounts Receivable and Payable: arising from transactions related with operating revenues and expenses for the use of installations, logistics support and telecommunications services. As of June 30, 2003, the balance payable is R$10,929 (R$4,750 payable as of March 31, 2003). The amounts posted under operating income in the quarter represent an operating income of R$16,453 (R$5,081 in 2002), and an operating expenses of R$67,487 (R$2,569 in 2002).

Brasil Telecom Celular S.A.

Advance for Future Capital Increase - AFAC: as of June 30, 2003, the amount recorded as AFAC is R$34,286 (R$28,732 as of March 31, 2003), derived from amounts transferred to make payments to ANATEL for the initial installment of the Mobile Personal Service License, plus other pre-operational expenses, recorded under long-term assets.

Vant Telecomunicações S.A.

Collateral: as of June 30, 2003 (and March 31, 2003) the amount deposited as collateral to guarantee the future purchase of shares is R$15,575. This amount is recorded under long-term assets.

Advance for Future Capital Increase - AFAC: the amount of AFAC as of June 30, 2003 is R$6,315 (R$5,196 as of March 31, 2003).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiary BrTI assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates the fair value, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers in the quarter, the Company’s default was 2,50% of the gross revenue (2,60% for the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense. As of June 30, 2003, the company’s customer portfolio did not include receivables, of which subscribers were, individually, higher than 1% of total service accounts receivable.

b. Exchange Rate Risk

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 5.23% of the total liabilities (6.8% on March 31, 2003). To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures, 44% of the debt portion in foreign currency is covered by hedge agreements (37% on March 31, 2003). Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. To the quarter, consolidated net losses totaled R$74,546 (losses of R$24,415 for the same period of last year).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	06/30/03		03/31/03
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	254,149	244,979	338,727	324,754
Hedge Contracts	46,756	(7,131)	(741)	(45,566)
TOTAL	300,905	237,848	337,986	279,188
CURRENT	92,009	34,875	87,726	38,169
NONCURRENT	208,896	202,973	250,260	241,019

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow at the market rates prevailing at the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans with a company producing telephone directories and resulting from the sale of fixed assets to other telephone companies.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATE
	Book and Market Value		Book and Market Value
	06/30/03	03/31/03	06/30/03	03/31/03
ASSETS
Loans tied to the IGP-DI	6,737	6,705	6,737	6,705
Debentures linked to CDI	-	-	-	5,595
Loans tied to the IPA-OG Column 27 (FGV)	1,672	1,678	1,672	1,678
TOTAL	8,409	8,383	8,409	13,978
CURRENT	1,949	1,876	1,949	7,471
NONCURRENT ASSETS	6,460	6,507	6,460	6,507

The carrying values are equal to market values, since the current contracting conditions for this type of financial instrument are similar to the original conditions.

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES - Brazilian Social and Economic Development Bank Monetary Unit, CDI-DI-CETIP, etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge 78% of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	Book Value
	06/30/03	03/31/03
LIABILITIES
Debentures - CDI	2,358,240	2,333,873
Loans linked to TJLP	1,924,684	1,998,259
Loans linked to UMBNDES	229,435	281,352
Loans linked to IGPM	23,530	25,087
Other loans	20,439	20,111
TOTAL	4,556,328	4,658,682
CURRENT	1,147,094	623,787
LONG-TERM	3,409,234	4,034,895

Book Value is equivalent to market values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$9,954.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the company’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A. are the only wholly-owned subsidiaries whose investments are valued using the equity method, but only the first on is in operation. There is no market value applicable to value the investments in the wholly-owned subsidiaries since they are private companies. The future cash flows expected from the investments, both directly and indirectly, do not lead to the expectation of losses.

The investments valued at cost are immaterial in relation to total assets. The risks related with them would not cause significant impacts to the Company if significant losses were to occur on these investments.

g. Temporary Cash Investment Risks

The Company and its subsidiary BrTI have several temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by post-fixed federal securities and investment funds in foreign currency, and there is no credit risk in this type of operation. As of June 30, 2003, the Company had temporary cash investments in the amount of R$915,503 (R$1,205,411 as of March 31, 2003). Income earned to the balance sheet date is recorded in financial income and amounts to R$70,240 (R$21,957 in 2002). Amounts in the consolidated financial statements, are of R$941,126 (R$1,253,118 as of March 31, 2003) related to investments and R$74,318 (R$21,958 in 2002) income earned.

6. BENEFITS TO EMPLOYEES

(A) PRIVATE PENSION PLAN

The Company sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which manages the benefit plans of CRT, a company merged on December 28, 2000.

The Company bylaws stipulate approval of the supplementary pension policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. In March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 74% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001. According to a legal/actuarial appraisal, the Company’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT Group, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants, whilst the employees' contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. To the quarter, contributions by the sponsor to the TCSPREV group represented on average 6.74% of the payroll of the plan participants. To the employees, the average was 6.08%.

The Company’s contributions were R$7,268 in the quarter (R$7,611 in 2002).

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2002, the plan presented surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$61 in the quarter (R$79 in 2002).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998 through a single payment.

FUNDAÇÃO DOS EMPREGADOS DA CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES -FCRT

The main purpose of the Company sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary. On October 21, 2002, the BrTPREV defined contribution and settled benefits plan was introduced, aimed at active participants linked with the Company, self-sponsored and beneficiaries of FCRT.

Plans

BrTPREV
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security. On June 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. On June 30, 2003, this plan attended to around 16.5% of the staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. On June 30, 2003, there were 12 participants in these plans.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented on average 6.91% of the payroll of the plan participants, whilst the average employee contribution was 6.26%.

In the quarter the Company’s contributions were R$1,190.

FUNDADOR - BRASIL TELECOM AND ALTERNATIVE-BRASIL TELECOM
The regular contribution by the sponsor in the quarter was an average of 6.17% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 5.85%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$131 (R$1,588 in 2002).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2000, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 18 years and nine months still remain for complete settlement. The amortizing contributions in the quarter were R$28,054 (R$7,933 in 2002) and provided in the statement of income the amount of R$40,681.

Resolution CVM 371/2000

A valuation of the supplementary pension schemes sponsored by the Company was made on December 31, 2001, and the actuarial deficit of Fundador and Alternative plans administered by FCRT was recognized directly under shareholders’ equity, net of the corresponding taxes, according to the mentioned resolution.

Since the fiscal year 2002, after a new actuarial valuation, the variations of actuarial liabilities have been recognized directly in the income, according to the accrual basis. On June 30, 2003, the provided actuarial liabilities were R$514,467 (R$514,730 on March 31, 2003). The variations are due to expenses forecasted to the current year, informed as expenses to the future year by the time of the last actuarial revaluation on March 31, 2003. The amount provided in the statement of income of the quarter was R$40,681 and payments of R$28,054 were made due to the balance to be amortized.

(B) STOCK OPTION PLAN FOR OFFICERS AND EMPLOYEES

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to June 30, 2003, no stock had been granted.

Program B:

The price of exercising the option is established based on the arithmetic average of the market price of 1000 shares for the last 20 trading sessions prior to granting the option, and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

  33% as from January 1, 2004

  33% as from January 1, 2005

  34% as from January 1, 2006

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Options not exercised up to December 31, 2008 will expire without compensation.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price - R$
Balance as of 03/31/2003	622,364	11.34
Balance as of 06/30/2003	(22,928)	-
Balance as of 06/30/2003	599,436	11.34

There were not purchase options of these stock options up to the end of the quarter

(C) OTHER BENEFITS TO EMPLOYEES

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

The Company periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic, and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities. These differences, if interpreted in favor of the Company, could represent future gains. Taxes to be ratified in the future by the tax authorities are subject to complete extinction of the tax liability on expiry of the limitation period.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENTE COMPANY	CONSOLIDATED
NATURE	06/30/03	03/31/03	06/30/03	03/31/03
LABOR	343,335	329,055	343,406	329,055
TAX	7,019	12,731	7,019	12,731
CIVIL	52,858	56,411	52,858	56,411
TOTAL	403,212	398,197	403,283	398,197
CURRENT	20,859	21,059	20,930	21,059
NONCURRENT	382,353	377,138	382,353	377,138

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY AND CONSOLIDATED
NATURE	06/30/03	03/31/03
LABOR	572,364	507,333
TAX	453,417	693,153
CIVIL	318,291	304,151
TOTAL	1,344,072	1,504,637

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$994,405 (R$1,275,295 on March 31, 2003).

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 21.

8. SHAREHOLDERS’ EQUITY

Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in art. 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the paragraphs 1 to 3 of art. 12 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,373,097 (R$3,373,097 as of March 31, 2003) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	06/30/03	03/31/03	06/30/03	03/31/03	06/30/03	03/31/03
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	295,569,090	295,569,090	5,175,011	5,175,011	290,394,079	290,394,079
TOTAL	545,166,140	545,166,140	5,175,011	5,175,011	539,991,129	539,991,129

	06/30/03	03/31/03
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	12.76	12.66

Treasury stock

In the calculation of the book value per thousand shares, were deducted the preferred shares held in treasury. These shares held in treasury are derived from two separate events:

Company Merger

The Company is holding in its treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações - CRT, the company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the company has only placed shares in circulation to comply with judicial rulings as a result of ownership claims from the original subscribers of the merged company. The amount originally paid in this case is considered as a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent.

The average acquisition cost originally represented, at CRT, an amount of R$1.24 per share. With the swap ratio of the stock as a result of the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$0.026 for each treasury share.

The movements of treasury stock derived from the merged company were the following:

	06/30/03		03/31/03
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance	1,483,911	36,733	1,567,960	38,977
Number of shares replaced in circulation	-	-	(84,049)	(2,244)
Closing balance	1,483,911	36,733	1,483,911	36,733

The retained earnings account represents the origin of the funds invested in acquiring the stock held in treasury.

Stock Repurchase Program - Relevant Facts from 10/01/02 and 12/27/02

On October 1, 2002 and December 27, 2002, the Company’s Board of Directors approved a proposal to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% limit of common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from the defined date and disclosure of relevant facts.

The exchange of the treasury shares originated from stock options program is presented as follows:

	06/30/03		03/31/03
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance	3,691,100	40,021	1,980,800	21,852
Number of shares replaced in circulation	--	--	1,710,300	18,169
Closing balance	3,691,100	40,021	3,691,100	40,021

Cost of shares (R$)	06/30/03	03/31/03
Average	10.84	10.62
Minimum	10.31	10.31
Maximum	11.26	11.20

The unit cost of acquisition consider the totality of stock repurchase program.

There were no disposals of these purchased preferred shares up to the end of the quarter.

The quotation of these treasury shares, from the CRT merger and the stock options plans, by the market value, was as follows:

	06/30/03	03/31/03
Number of preferred shares in treasury (thousand of shares)	5,175,011	5,175,011
Quotation per lot of thousand shares at BOVESPA (R$)	12.85	10.79
Market value	66,499	55,838

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	CAPITAL RESERVES		RETAINED EARNINGS
	06/30/03	03/31/03	06/30/03	03/31/03
RESERVES (including those that originated the treasury stock)	1,575,979	1,575,979	1,741,042	1,691,911
TREASURY STOCK	(40,021)	(40,021)	(36,733)	(36,733)
BALANCE OF RESERVES NET OF TREASURY STOCK	1,535,958	1,535,958	1,704,309	1,655,178

Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Special Goodwill Reserve arising on Merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry for which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8.200/91: registered as a result of special monetary restatement adjustments to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Retained Earnings

Comprises the remaining balance of net income, adjusted according to the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

Dividends and Interest on Capital

The dividends are calculated in accordance with the Company bylaws and the corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Capital (JSCP), under the terms of article 9, paragraph 7, of Law number 9.249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2003, to be submitted for approval by the general shareholder’s meeting, are as follows:

	06/30/03	06/30/02
INTERESTS ON OWN CAPITAL - JSCP CREDITED	246,200	120,056
COMMON SHARE	112,957	54,463
PREFERRED SHARE	133,243	65,593
WITHHOLDING TAX (IRRF)	(36,930)	(18,008)
NET JSCP	209,270	102,048

9. NET OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
LOCAL SERVICE	3,122,041	2,811,649	3,122,041	2,811,649
Connecton fees	13,744	19,690	13,744	19,690
Basic subscription	1,369,196	1,246,310	1,369,196	1,246,310
Measured service charges	660,000	623,305	660,000	623,305
Fixed to mobile calls - VC1	1,026,072	863,612	1,026,072	863,612
Rent	1,020	3,394	1,020	3,394
Other	52,009	55,338	52,009	55,338
LONG DISTANCE SERVICES	952,749	828,298	952,749	828,298
Inter-Sectorial Fixed	511,378	499,770	511,378	499,770
Intra-Regional Fixed (Inter-Sectorial)	170,823	158,441	170,823	158,441
Fixed to mobile calls - VC2 and VC3	270,276	169,786	270,276	169,786
International	272	301	272	301
INTERCONNECTION (USE OF THE NETWORK)	415,719	382,485	415,719	382,485
Fixed-Fixed	313,558	296,330	305,230	296,330
Mobile-Fixed	102,161	86,155	110,489	86,155
LEASE OF MEANS	102,816	129,284	102,816	129,284
PUBLIC TELEPHONE SERVICE	186,866	168,085	186,866	168,085
DATA TRANSMISSION	364,151	225,124	352,535	220,571
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED SERVICES	143,070	126,929	143,077	126,794
OTHER SERVICES OF THE MAIN ACTIVITY	9,678	--	11,272	--
OTHER	13,369	10,984	13,369	12,223
GROSS OPERATING REVENUE	5,310,459	4,682,838	5,300,444	4,679,389
TAXES ON GROSS REVENUE	(1,446,531)	(1,256,010)	(1,454,668)	(1,256,428)
OTHER DEDUCTIONS FROM GROSS REVENUE	(57,002)	(46,480)	(57,205)	(46,480)
NET OPERATING REVENUE	3,806,926	3,380,348	3,788,571	3,376,481

10. COST OF SERVICES RENDERED

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
PERSONNEL	(57,283)	(86,982)	(57,577)	(87,178)
MATERIALS	(40,654)	(42,763)	(40,654)	(42,765)
THIRD-PARTY SERVICES	(285,554)	(245,871)	(285,848)	(246,155)
INTERCONNECTION	(855,250)	(737,436)	(855,250)	(737,436)
RENT, LEASING AND INSURANCE	(81,251)	(81,122)	(81,152)	(93,568)
CONNECTION FACILITIES	(34,657)	(7,775)	(81,720)	(5,831)
FISTEL	(6,181)	(5,727)	(6,181)	(5,727)
DEPRECIATION AND AMORTIZATION	(973,219)	(936,905)	(973,228)	(936,905)
OTHER	(3,245)	(2,125)	(3,245)	(2,124)
TOTAL	(2,337,294)	(2,146,706)	(2,384,855)	(2,157,689)

11. SELLING EXPENSES

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
PERSONNEL	(63,119)	(51,274)	(63,513)	(51,821)
MATERIALS	(570)	(642)	(570)	(642)
THIRD-PARTY SERVICES	(160,130)	(172,969)	(159,964)	(173,573)
RENT, LEASING AND INSURANCE	(69,121)	(6,257)	(2,098)	(6,282)
PROVISION FOR DOUBTFUL ACCOUNTS	3,211	(9,282)	3,146	(9,376)
LOSSES ON ACCOUNTS RECEIVABLE	(132,925)	(121,592)	(132,946)	(121,592)
DEPRECIATION AND AMORTIZATION	(2,714)	(1,907)	(2,715)	(1,907)
OTHER	(255)	(190)	(256)	(190)
TOTAL	(425,623)	(364,113)	(358,916)	(365,383)

12. GENERAL AND ADMINISTRATIVE EXPENSES

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
PERSONNEL	(67,627)	(74,962)	(68,088)	(75,527)
MATERIALS	(1,590)	(1,910)	(1,598)	(1,918)
THIRD-PARTY SERVICES	(179,664)	(169,560)	(179,797)	(171,666)
RENT, LEASING AND INSURANCE	(34,080)	(35,746)	(33,667)	(35,749)
DEPRECIATION AND AMORTIZATION	(70,658)	(33,634)	(71,191)	(34,168)
OTHER	(436)	(569)	(436)	(569)
TOTAL	(354,055)	(316,381)	(354,777)	(319,597)

13. OTHER OPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
TECHNICAL AND ADMINISTRATIVE SERVICES	16,142	16,145	16,172	15,974
INFRASTRUCTURE LEASE- -OTHER TELECOM COMPANIES	21,846	16,764	21,816	16,734
FINES	35,900	34,465	35,888	34,464
RECOVERED TAXES AND EXPENSES	208	24,724	241	24,724
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	9,984	17,598	9,984	17,598
DIVIDENDS ALLOCATED	9,810	5,065	9,810	5,065
INVESTMENT DIVIDENDS VALUED AT COST	--	1,570	--	1,570
REDUNDANCE PROGRAM	--	(3,135)	--	(3,135)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(14,983)	(12,280)	(15,009)	(12,280)
DONATIONS AND SPONSORSHIPS	(5,894)	(11,199)	(5,894)	(11,214)
CONTINGENCIES - PROVISION	(32,332)	(27,068)	(32,332)	(27,068)
REVERSAL OF OTHER PROVISIONS	2,123	8,257	2,123	8,501
INDEMNITY OF TELEPHONY SERVICES	--	(260)	--	(260)
LABOR SEVERANCE PAYMENTS	(397)	(235)	(397)	(235)
COURT FEES	(801)	(420)	(801)	(420)
WRITE-OFF OF AMOUNTS RECOVERABLE & OTHER CREDITS	--	(6,727)	--	(6,727)
OTHER EXPENSES	(6,255)	(5,588)	(6,595)	(5,588)
TOTAL	35,351	57,676	35,006	57,703

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
FINANCIAL INCOME	170,287	82,361	175,016	82,733
LOCAL CURRENCY	107,202	56,246	111,931	56,618
ON RIGHTS IN FOREIGN CURRENCY	63,085	26,115	63,085	26,115
FINANCIAL EXPENSES	(848,990)	(487,021)	(856,058)	(487,063)
LOCAL CURRENCY	(527,316)	(286,721)	(528,155)	(286,763)
ON LIABILITIES IN FOREIGN CURRENCY	(75,474)	(80,244)	(81,703)	(80,244)
INTEREST ON EQUITY	(246,200)	(120,056)	(246,200)	(120,056)
TOTAL	(678,703)	(404,660)	(681,042)	(404,330)

The Interest on Capital was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY
	06/30/03	06/30/02
AMORTIZATION OF GOODWILL ON MERGER	(62,007)	(62,007)
PROVISION/REVERSAL REALIZABLE VALUE AND FIXED ASSET LOSSES	(794)	(10,410)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(17,390)	(6,811)
PROVISION/REVERSAL FOR INVESTMENT LOSSES *	(342)	(1,026)
OTHER REVENUES (EXPENSES)	2,157	5,763
TOTAL	(78,376)	(74,491)
* Other nonoperating income (expenses)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

PARENT COMPANY	CONSOLIDATED
	06/30/03	06/30/02	06/30/03	06/30/02
INCOME BEFORE TAXES AND AFTER PROFIT SHARING	(56,481)	92,778	(55,332)	92,778
EXPENSE RELATED TO SOCIAL CONTRIB. TAX (8%/9%)	5,083	8,350	4,980	(8,350)
PERMANENT ADDITIONS	(6,015)	7,464	(6,219)	(7,464)
PERMANENT EXCLUSIONS	678	672	678	672
OTHER	--	318	--	318
SOCIAL CONTR. TAX STATEMENT OF INCOME	(254)	(14,824)	(561)	(14,824)
INCOME TAXE EXPENSE (10%+15%=25%)	14,120	(23,195)	13,833	(23,195)
PERMANENT ADDITIONS	(18,026)	(22,975)	(18,592)	(22,975)
PERMANENT EXCLUSIONS	1,883	2,221	1,894	2,221
OTHER	--	632	--	632
CORP. INCOME TAX EXPENSE IN STATEMENT OF INCOME	(2,023)	(43,317)	(2,865)	(43,317)
INCOME AND SOCIAL CONTRIBUTION TAX EXPENSE IN STATEMENT OF INCOME	(2,277)	(58,141)	(3,426)	(58,141)

Income and social contribution taxes are provided in accrual basis. Temporary differences are deferred.

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
CASH	40	42	44	43
BANKS	25,417	135,291	33,747	135,314
TEMPORARY CASH INVESTMENTS	915,503	1,205,411	941,126	1,253,118
TOTAL	940,960	1,340,744	974,917	1,388,475

Temporary cash investments represent amounts invested in portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI) plus exchange variation and interest of around 28% p.a., and in the investment funds with exchange rate variation plus Libor rate per semester plus interest of 1.5% p.a..

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/30/03	06/30/03	03/30/03
OPERATIONS
NET INCOME FOR THE PERIOD	187,442	138,311	187,422	138,311
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	1,756,171	990,204	1,758,006	991,445
Depreciation and amortization	1,046,591	520,329	1,047,133	520,599
Losses on accounts receivable from services	132,925	69,129	132,946	69,140
Provision for doubtful accounts	(3,211)	(1,233)	(3,146)	(1,238)
Provision for contingencies	32,332	18,660	32,332	18,660
Deferred taxes	118,679	139,995	117,621	139,153
Amortization of premium paid on the acquisition of investments	62,007	31,004	62,007	31,004
Income from writing off permanent assets	16,808	10,419	16,808	10,419
Financial charges	346,076	203,708	346,076	203,708
Equity gain (loss)	3,964	(1,807)	--	--
Other expenses/income	--	--	6,229	--
CHANGES IN ASSETS AND LIABILITIES	(626,929)	(450,411)	(492,949)	(435,876)
CASH FLOW FROM OPERATIONS	1,316,684	678,104	1,452,499	693,880

FINANCING
Dividends/interest on equity paid during the period	(263,966)	(71)	(263,966)	(71)
Loans and financing	(557,187)	(284,368)	(557,187)	(284,368)
Loans obtained	23,683	23,356	23,683	23,356
Loans paid	(254,021)	(119,889)	(254,021)	(119,889)
Interest paid	(326,849)	(187,835)	(326,849)	(187,835)
Variation in shareholders’ equity	(18,169)	(18,169)	(18,169)	(18,169)
Stock repurchase	--	--	(3)	--
CASH FLOW FROM FINANCING	(839,322)	(302,608)	(839,325)	(302,608)

INVESTMENTS
Short-term financial investments	(330)	(304)	4,939	(630)
Providers of investments	(107,095)	(19,330)	(107,154)	(16,366)
Income obtained from the sale of permanent assets	12,860	10,736	12,860	10,736
Investments in permanent assets	(800,132)	(390,505)	(967,804)	(416,536)
Other cash flow from investments	(19,137)	(12,781)	(3,997)	(2,900)
CASH FLOW FROM INVESTMENTS	(913,834)	(412,184)	(1,061,156)	(425,696)
CASH FLOW FOR THE PERIOD	(436,472)	(36,688)	(447,982)	(34,424)

CASH AND CASH EQUIVALENTS
Closing balance	940,960	1,340,744	974,917	1,388,475
Opening balance	1,377,432	1,377,432	1,422,899	1,422,899
VARIATION IN CASH AND CASH EQUIVALENTS	(436,472)	(36,688)	(447,982)	(34,424)

18. TRADE ACCOUNTS RECEIVABLE

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
UNBILLED AMOUNTS	663,162	603,981	662,475	603,294
BILLED AMOUNTS	1,363,821	1,290,060	1,370,503	1,286,798
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(150,482)	(152,460)	(150,655)	(152,530)
TOTAL	1,876,501	1,741,581	1,882,323	1,737,562
CURRENT	1,249,255	1,111,848	1,252,293	1,105,897
PAST DUE - 01 TO 30 DAYS	292,224	303,547	293,288	304,370
PAST DUE - 31 TO 60 DAYS	122,092	133,528	123,032	134,280
PAST DUE - 61 TO 90 DAYS	67,299	94,624	67,989	94,982
PAST DUE - 91 TO 120 DAYS	84,715	66,544	84,885	66,591
PAST DUE - OVER 120 DAYS	211,398	183,950	211,491	183,972

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
LOANS AND FINANCING	8,409	8,383	8,409	13,978
TOTAL	8,409	8,383	8,409	13,978
CURRENT	1,949	1,876	1,949	7,471
NONCURRENT	6,460	6,507	6,460	6,507

The loans and financing credits refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies. The income is linked to the variation in the IGP-DI and the IPA-OG/Industrial Products of Column 27 by Fundação Getúlio Vargas - FGV, respectively.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Negative calculation base	8,410	14,023	9,134	14,121
Provision for contingencies	36,289	35,838	36,289	35,838
Allowance for doubtful accounts	13,543	13,721	13,556	13,728
Provision for employee profit sharing	1,513	3,168	1,524	3,195
Goodwill on CRT acquisition	41,179	45,438	41,179	45,438
Provision for pension plan actuarial insufficiency coverage - FCTR	46,302	46,326	46,302	46,326
Other provisions	4,037	3,829	4,037	3,789
SUBTOTAL	151,273	162,343	152,021	162,435
INCOME TAX
DEFERRED INCOME TAX on:
Tax loss carryforwards	15,150	35,877	17,158	36,148
Provision for contingencies	100,803	99,549	100,803	99,549
Allowance for doubtful accounts	37,621	38,115	37,656	38,133
Provision for employee profit sharing	3,704	7,662	3,735	7,738
ICMS - 69/98 Agreement	33,447	30,861	33,447	30,861
Goodwill on CRT acquisition	114,385	126,218	114,385	126,218
Provision for pension plan actuarial insufficiency coverage	128,617	128,682	128,617	128,682
Provision for COFINS/CPMF suspended collection	13,464	12,631	13,464	12,631
Other provisions	11,828	10,982	15,062	11,022
SUBTOTAL	459,019	490,577	464,327	490,982
TOTAL	610,292	652,920	616,348	653,417
CURRENT	186,975	225,278	190,612	225,889
NONCURRENT	423,317	427,642	425,736	427,528

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submited to approval of the Management, Board of Directors as well as fiscal council.

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
2003	95,216	166,467	99,051	166,964
2004	134,087	113,004	135,230	113,004
2005	111,448	110,776	112,526	110,776
2006	41,443	36,505	41,443	36,505
2007	37,977	36,505	37,977	36,505
2008 - 2010	86,115	74,357	86,115	74,357
2011 - 2012	18,910	23,173	18,910	23,173
After 2012	85,096	92,133	85,096	92,133
TOTAL	610,292	652,920	616,348	653,417

The recoverable amount foreseen after the year 2012 is result of a provision to cover an actuarial insufficiency of FCRT, the liability for which is being settled financially according to the maximum period established by the Supplementary Pensions Department (SPC), which is 18 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company will be able to recover the amount by offsetting by the year 2007, if it decides to fully anticipate settlement of the debt.

Other Tax Recoverable

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
INCOME TAX	34,071	26,590	35,391	27,307
SOCIAL CONTRIBUTION TAX	573	232	792	348
ICMS (state VAT)	333,048	349,235	333,252	349,339
OTHER	2,753	2,645	2,873	2,646
TOTAL	370,445	378,702	372,308	379,640
CURRENT	172,790	167,374	174,651	168,309
NONCURRENT	197,655	211,328	197,657	211,331

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY AND CONSOLIDATED
NATURE OF RELATED LIABILITIES	06/30/03	03/31/03
LABOR	176,159	162,334
CIVIL	11,700	3,107
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	132,804	122,921
OTHER	55,897	59,902
TOTAL	376,560	348,264
CURRENT	24,671	8,728
NONCURRENT	351,889	339,536

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
RECEIVABLES FROM OTHER TELECOM COMPANIES	52,473	49,102	52,473	49,102
ADVANCES TO SUPPLIERS	22,017	38,388	22,036	39,412
CONTRACTUAL GUARANTEES AND RETENTIONS	15,787	15,787	70,709	15,787
ADVANCES TO EMPLOYEES	30,653	26,611	30,813	26,666
RECEIVABLES FROM SALE OF ASSETS	7,664	9,666	7,664	9,666
PREPAID EXPENSES	70,483	65,889	125,755	65,892
ASSETS FOR SALE	2,354	2,385	2,354	2,385
TAX INCENTIVES	14,473	14,473	14,473	14,473
COMPULSORY DEPOSITS	1,750	1,750	1,750	1,750
OTHER	10,332	11,158	13,592	11,158
TOTAL	227,986	235,209	341,619	236,291
CURRENT	161,112	164,988	167,065	166,070
NONCURRENT	66,874	70,221	174,554	70,221

23. INVESTIMENTS

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
INVESTMENT VALUED USING THE EQUITY METHOD	199,938	28,647	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS	-	-	123,943	-
INVESTMENTS VALUED USING THE ACQUISITION COST	136,610	136,610	137,696	146,610
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	26,380	26,873	26,380	26,873
OTHER INVESTMENTS	350	350	598	350
TOTAL	363,278	192,480	288,617	173,833

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A., the principal data of which are as follows:

	BrTI	BrT Celular
SHAREHOLDERS’ EQUITY	199,938	r$100.00
Capital	205,403	r$100.00
BOOK VALUE PER SHARE (r$)	973,40	1.00
LOSS FOR THE PERIOD	(3,964)	-
NUMBER of shares held by company common shares	205,403	1
ownership % in subsidiary’s capital in total capital	100%	100%
in voting capital	100%	100%
equity pickup LOSS the quarter	(3,964)	-

Investments valued using the Acquisition Cost: correspond to minority interests, highlighting the interest in MHT amounting to R$61,463 (R$61,463 as of March 31, 2003) invested on February 17, 2003, and in VANT amounting to R$36,018 (R$36,018 on March 31, 2003). The interests obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law are also included. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	06/30/03				03/31/03
	Annual depreciation rates	Cost	Accumulated depretiation	Net book value	Net book value
WORK IN PROGRESS	-	625,138	-	625,138	928,749
PUBLIC SWITCHING EQUIPMENT	20	5,614,103	(4,485,914)	1,128,189	1,216,876
EQUIPMENT AND TRANSMISSION MEANS	5% - 20%	11,224,658	(7,101,556)	4,123,102	4,083,209
TERMINATORS	20	468,962	(375,635)	93,327	100,683
DATA COMMUNICATION EQUIPMENT	20	855,149	(274,854)	580,295	514,006
BUILDINGS	4	916,339	(475,769)	440,570	432,651
INFRASTRUCTURE	4% - 20%	3,340,473	(1,533,903)	1,806,570	1,806,953
ASSETS FOR GENERAL USE	5% - 20%	631,603	(388,746)	242,857	260,567
LAND	-	82,666	-	82,666	82,746
OTHER ASSETS	5% - 20%	445,946	(190,289)	255,657	226,868
TOTAL		24,205,037	(14,826,666)	9,378,371	9,653,308

According to the STFC concession contracts, the Company assets that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the Company being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

CONSOLIDATED
NATURE	06/30/03				03/31/03
	Annual depreciation rates	Cost	Accumulated depretiation	Net book value	Net book value
WORK IN PROGRESS	-	639,836	-	639,836	928,769
PUBLIC SWITCHING EQUIPMENT	20%	5,614,103	(4,485,914)	1,128,189	1,216,876
EQUIPMENT AND TRANSMISSION MEANS	5% - 20%	11,339,025	(7,101,556)	4,237,469	4,083,212
TERMINATORS	20%	468,974	(375,639)	93,335	100,692
DATA COMMUNICATION EQUIPMENT	20%	855,149	(274,854)	580,295	514,006
BUILDINGS	4%	916,339	(475,769)	440,570	432,651
INFRASTRUCTURE	4% - 20%	3,340,473	(1,533,903)	1,806,570	1,806,953
ASSETS FOR GENERAL USE	5% - 20%	634,799	(389,763)	245,036	260,730
LAND	-	84,696	-	84,696	82,746
OTHER ASSETS	5% - 20%	665,959	(192,313)	473,646	437,142
TOTAL		24,559,353	(14,829,711)	9,729,642	9,863,777

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts in the quarter amount to R$91,023 (R$79,896 in 2002) and R$90,925 (R$79,898 in 2002) for the consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation of the Company is 54.4%. Leasing expenses recorded in the quarter amounted to R$20,499 (R$23,806 in 2002).

Insurance

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$4,532 (R$3,846 in 2002).

The assets, responsibilities, and interests covered by insurance are the following:

Type	Cover	Amount insured
		06/30/03	03/31/03
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	9,788,163	9,745,318
Loss of profit	Fixed expenses and net income	7,026,154	7,026,154
Performance bonds	Compliance with contractual obligations	114,281	114,281

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	06/30/03			03/31/03
	Cost	Accumulated Amortization	Net book value	Net book value
GOODWILL ON CRT MERGER	620,073	(320,371)	299,702	330,705
INSTALLATION AND REORGANIZATION COSTS	62,450	(6,083)	56,367	55,775
DATA PROCESSING SYSTEMS	305,423	(49,555)	255,868	229,793
OTHER	13,956	(4,990)	8,966	10,022
TOTAL	1,001,902	(380,999)	620,903	626,295

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the premium does not affect the calculation base of the dividend to be distributed by the Company.

CONSOLIDATED
	06/30/03			03/31/03
	Cost	Accumulated Amortization	Net book value	Net book value
GOODWILL ON CRT MERGER	620,073	(320,371)	299,702	330,705
INSTALLATION AND REORGANIZATION COSTS	88,845	(7,654)	81,191	74,709
DATA PROCESSING SYSTEMS	305,600	(49,563)	256,037	229,916
OTHER	13,957	(4,991)	8,966	10,022
TOTAL	1,028,475	(382,579)	645,896	645,352

26. PAYROLL AND RELATED CHARGES

	PARENT COMPANY		CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
SALARIES AND COMPENSATION	306	7,117	615	7,150
PAYROLL CHARGES	62,730	53,324	64,174	53,599
BENEFITS	2,718	2,207	2,769	2,218
OTHER	8,738	1,068	8,756	1,084
TOTAL	74,492	63,716	76,314	64,051
CURRENT	61,189	51,486	62,997	51,814
NONCURRENT	13,303	12,230	13,317	12,237

The amounts allocated to long-term refer to the social contributions on FGTS, introduced by Complementary Law 110/01, the demand of which is currently suspended as result of obtaining an injunction. However, the additional contributions payable on the payroll and severance payments have been provisioned until a final ruling is made.

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	PARENT COMPANY		CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
TRADE ACCOUNTS PAYABLE	827,021	905,887	821,728	900,135
THIRD-PARTY CONSIGNMENTS	38,554	103,357	39,083	103,498
TOTAL	865,575	1,009,244	860,811	1,003,633
CURRENT	860,559	1,002,521	855,795	996,910
NONCURRENT	5,016	6,723	5,016	6,723

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

	PARENT COMPANY		CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
ICMS (STATE VAT)	727,610	670,168	729,770	671,604
TAXES ON OPERATING REVENUES (COFINS/PIS)	75,817	73,335	78,479	73,744
OTHER	13,932	13,563	14,836	10,001
TOTAL	817,359	757,065	823,085	755,359
CURRENT	379,837	365,038	383,701	367,413
NONCURRENT	437,522	392,027	439,384	392,027

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

	PARENT COMPANY		CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
SOCIAL CONTRIBUTION TAX
LAW No 8,200/91 - SPECIAL MONETARY RESTATEMENT	4,161	4,295	4,161	4,295
OTHER DEFERRED AMOUNTS	-	-	459	174
SUBTOTAL	4,161	4,295	4,620	4,469
INCOME TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	11,557	11,930	11,557	11,930
SUSPENDED LIABILITIES	15,271	14,539	15,271	14,539
OTHER DEFERRED AMOUNTS	-	-	1,402	479
SUBTOTAL	26,828	26,469	28,230	26,948
TOTAL	30,989	30,764	32,850	31,417
CURRENT	3,727	3,727	5,588	4,380
NONCURRENT	27,262	27,037	27,262	27,037

30. DIVIDENDS, INTEREST ON CAPITAL AND EMPLOYEE PROFIT SHARING

	PARENT COMPANY		CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
MAJORITY SHAREHOLDERS	138,062	319,423	138,062	319,423
MINORITY SHAREHOLDERS	110,784	200,074	110,784	200,074
TOTAL SHAREHOLDERS	248,846	519,497	248,846	519,497
EMPLOYEE PROFIT SHARING	21,065	32,085	21,197	32,391
TOTAL	269,911	551,582	270,043	551,888

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

	PARENT COMPANY AND CONSOLIDATED
	06/30/03	03/31/03
LOANS	92,696	108,224
FINANCING	4,397,558	4,533,892
ACCRUED INTEREST AND OTHER ON LOANS	667	305
ACCRUED INTEREST AND OTHER ON FINANCING	366,312	354,247
TOTAL	4,857,233	4,996,668
CURRENT	1,239,103	711,513
NONCURRENT	3,618,130	4,285,155

Financing

	06/30/03	03/31/03
BNDES	2,154,119	2,279,610
FINANCIAL INSTITUTIONS	246,889	268,790
SUPPLIERS	4,623	5,866
PUBLIC DEBENTURES	927,992	981,853
PRIVATE DEBENTURES	1,430,247	1,352,020
TOTAL	4,763,870	4,888,139
CURRENT	1,230,009	701,369
NONCURRENT	3,533,861	4,186,770

Financing denominated in local currency: bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% and 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a. and fixed rate of 14% p.a., resulting in an average rate of 20.9% p.a..

Financing denominated in foreign currency: bear fixed interest rates of 1.75% and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 2.77% p.a.. The LIBOR rate on June 30, 2003 for semiannual payments was 1.12% p.a..

Private Debentures: 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000, bearing interest rates of 100% of the CDI, and were fully subscribed by the Parent Company. These debentures mature on July 27, 2004, July 27, 2005 and July 27, 2006, corresponding to 30%, 30%, and 40% of the face value, respectively.

Public Debentures:

First public issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1, as from the date of initial distribution to the maturity of the debentures.

Second Public Issue: 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

As of June 30, 2003, no debentures issued by the Company had been repurchased.

Loans

	06/30/03	03/31/03
INTERCOMPANY LOANS WITH PARENT COMPANY	93,363	108,529
TOTAL	93,363	108,529
CURRENT	9,094	10,144
NONCURRENT	84,269	98,385

The foreign currency loans are restated according to the exchange variation and interest of 1.75% per annum.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

	06/30/03	03/31/03
2004	1,060,241	1,696,554
2005	922,789	932,146
2006	1,037,031	1,040,621
2007	504,849	508,388
2008	21,652	24,336
2009	20,811	23,423
2010 and after	50,757	59,687
TOTAL	3,618,130	4,285,155

Currency/index debt composition

Restated by	06/30/03	03/31/03
TJLP (Long-term interest rate)	1,924,684	1,998,259
UMBNDES (BNDES Basket of Currencies)	229,435	281,352
CDI	2,358,240	2,333,873
US DOLLARS	300,905	337,986
IGPM	23,530	25,087
OTHER	20,439	20,111
TOTAL	4,857,233	4,996,668

Guarantees

The loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephone services and the Parent Company’s guarantee.

The Company has hedge contracts on 44% of its dollar-denominated loans and financing with third parties and 78% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

The wholly-owned subsidiary Brasil Telecom Celular S.A. signed three Mobile Personal Service Licenses with ANATEL. These licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has the fixed telephone concession, amounting R$191,495, of which 10% was paid up on signing the contract. The balance of R$172,345, corresponding to the remaining 90%, was fully recognized in the liabilities of the subsidiary, and is payable in six equal and successive annual installments coming to due between 2005 and 2010. The variation of the IGP-DI plus 1% per month is payable on the outstanding balance. On the balance sheet date the restated liability was R$197,244 (R$191,125 on March 31, 2003).

33. PROVISIONS FOR PENSION PLANS

The Company recognized a provision for the actuarial deficit of FCRT Foundation in accordance with CVM Resolution 371/00 as shown in Note 6.

PARENT COMPANY AND CONSOLIDATED
	06/30/03	03/31/03
PROVISION FOR PENSION PLANS	514,467	514,730
TOTAL	514,467	514,730
CURRENT	64,090	84,693
NONCURRENT	450,377	430,037

34. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	06/30/03	03/31/03	06/30/03	03/31/03
SELF-FINANCING FUNDS -RIO GRANDE DO SUL BRANCH	28,654	28,637	28,654	28,637
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	10,603	11,978	10,603	11,978
LIABILITIES WITH OTHER TELECOM COMPANIES	8,762	9,056	8,762	9,056
LIABILITIES FOR ACQUISITION OF TAX CREDITS	20,897	20,898	20,897	20,898
BANK TRANSFER AND DUPLICATE RECEIPTS IN PROCESS	10,119	12,900	10,119	12,900
CPMF - SUSPENDED COLLECTION	21,765	21,170	21,765	21,170
SOCIAL SECURITY CONTRIBUTION - INSTALLMENT PAYMENT	4,229	4,229	4,229	4,229
LIABILITIES FOR ACQUISITION OF INVESTMENT AND FIXED ASSETS	-	-	170,741	-
PREPAYMENTS	754	2,777	754	2,777
OTHER TAXES PAYABLE	130	447	130	447
OTHER	2,257	840	5,514	933
TOTAL	108,170	112,932	282,168	113,025
CURRENT	82,056	85,791	200,113	85,884
NONCURRENT	26,114	27,141	82,055	27,141

Self-financing Funds

Refer to financial participation credits for acquisition of right to use the switched fixed telephone service, still under the now extinguished self-financing plan, paid by prospective subscribers in 1996 who have not accepted the Public Offer made by Brasil Telecom S.A. of paying cash for the return of such credits. Since the shareholders of the Company fully subscribed the capital increase made to reimburse in shares the financial participation credits, there are no surplus shares available for subscribers. In this situation, as established by article 171, paragraph 2, of Law 6,404/76, self-financing funds should be returned in cash, which was done through the Public Offer, as provided in article 1,080 of the Civil Code, and accepted by 76% of the customers. The remaining 24% of non-opting customers should await the decision of the lawsuit in progress, filed by the Office of the Solicitor General (Ministério Público) and others who want the reimbursement to be made through shares, and which may result in the reimbursement to be made either in shares or in cash, as proposed by the subsidiary.

Self-Financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

35. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$8,159 is derived from plans sold prior to the issue of the administrative rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

36. COMMITMENTS

Acquisition of Stock Interest in MTH do Brasil Ltda., parent company of MetroRED Brasil

On February 17, 2003, the Company signed two contracts with MetroRED Telecommunications Group Ltd., which were (i) a Contract for the Purchase and Sale of Quotas, to acquire 19.9% of the capital of MTH do Brasil Ltda. (MTH), a company holding 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil); and (ii) an Option Contract, to acquire 80.1% of the capital of MTH. This option may only be exercised after certification by the National Telecommunications Agency - ANATEL, of full compliance with the universal service and expansion targets stipulated in the Concession Contract for December 31, 2003.

The amounts attributed to each contract are equivalent to US$16,999,900.00 (sixteen million nine hundred ninety-nine thousand nine hundred U.S. dollars) and US$100.00 (one hundred U.S. dollars), respectively, which were paid on February 18, 2003, both corresponding in local currency to the amount of R$61,463.

In the future, in a second and last stage, when the option is exercised the purchase 80.1% of the quotas representing the capital of MTH, the Company will have paid an amount equivalent to US$51,000,000.00 (fifty-one million U.S. dollars), concluding the process of acquiring the entire capital of the company.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 331 km of local networks in São Paulo, Rio de Janeiro and Belo Horizonte together with 1,486 km of long distance network connecting these three largest metropolitan commercial centers. It also owns an Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting, and added-value services.

The acquisition of 19.9% of MTH does not include the control of MetroRED, neither does it signify the direct or indirect provision by the Company of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

37. SUBSEQUENT EVENTS

In a meeting of the Board of Directors, held on August 5, 2003, the following matters were approved: (i) A proposal for the contracting of financing and/or issue of securities, observing the terms on the occasion of each operation and within the defined parameters, obeying the conditions stated in the document entitled “Proposal for Raising Funds for Financing Operations in the period from 2003 to 2008”; (ii) A proposal for providing, by the Company, real guarantees, fide-jussios or any other guarantee that may be necessary for financing that is contracted by the Company for the execution of the Business Plan, through opening of fixed credit, in favor of companies in which Brasil Telecom S.A. participates, in accordance with the detailed document “Proposal for Providing Guarantees between Brasil Telecom Participações S.A. and Brasil Telecom S.A. and of the latter to the companies in which it has investments – 2003 to 2008”; and (iii) A proposal for repurchase of its own shares, to be kept in treasury or to be cancelled, or to be subsequently disposed of. The acquisition will be made in accordance with the terms of Law 6404/76, CVM Instruction 10/80 and subsequent amendments and the Articles of Association of the Company, under the following terms and conditions: (a) the account “Other Capital Reserves” will represent the funds available for the acquisition of the shares; (b) their own preferred shares may be acquired to be kept in treasury, up to the limit of 10% of the preferred shares outstanding in the market; (c) the period of acquisition will be in effect for the term of 365 days, as from August 6, 2003; (d) the operations for acquisition and/or disposal of these shares will be performed at market price and intermediated by the brokers CVM S.A., Itaú CV S.A. and Credit Suisse First Boston S.A. CTVM, and (e) the acquisition of the shares will be conducted by the Directors of the Company, which is subject to the policies agreed upon in the Meeting of the Repurchase Committee, held on July 18, 2003.

In relation to the proposal for taking out financing and/or issue of securities mentioned above, Brasil Telecom Participações S.A., the parent company of the Company, approved in the Meeting of the of Directors Board, held on August 5, 2003, the proposal for opening of fixed credit at market terms up to the amount needed to guarantee financing up to R$1.776 billion to be contracted by the Company and/or companies directly or indirectly invested in by BTP for the execution of the Business Plan.

The content of this subsequent event was disclosed by Brasil Telecom S.A. and Brasil Telecom Participações S.A., in published announcements on August 6, 2003.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2003
1	TOTAL ASSETS	15,274,721	15,480,275
1.01	CURRENT ASSETS	3,426,122	3,702,893
1.01.01	CASH AND CASH EQUIVALENTS	974,917	1,388,475
1.01.02	CREDITS	1,882,323	1,737,562
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,882,323	1,737,562
1.01.03	INVENTORIES	9,934	389
1.01.04	OTHER	558,948	576,467
1.01.04.01	LOANS AND FINANCING	1,949	7,471
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	365,263	394,198
1.01.04.03	JUDICIAL DEPOSITS	24,671	8,728
1.01.04.04	OTHER ASSETS	167,065	166,070
1.02	NONCURRENT ASSETS	1,184,444	1,094,420
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	6,315	5,196
1.02.02.01	FROM ASSOCIATED COMPANIES	6,315	5,196
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,178,129	1,089,224
1.02.03.01	LOANS AND FINANCING	6,460	6,507
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	623,393	638,859
1.02.03.03	JUDICIAL DEPOSITS	351,889	339,536
1.02.03.04	INVENTORIES	21,833	34,101
1.02.03.05	OTHER ASSETS	174,554	70,221
1.03	PERMANENT ASSETS	10,664,155	10,682,962
1.03.01	INVESTMENTS	288,617	173,833
1.03.01.01	ASSOCIATED COMPANIES	97,481	107,481
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	191,136	66,352
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,729,642	9,863,777
1.03.03	DEFERRED CHARGES	645,896	645,352

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2003
2	TOTAL LIABILITIES	15,274,721	15,480,275
2.01	CURRENT LIABILITIES	3,102,360	2,875,554
2.01.01	LOANS AND FINANCING	580,863	577,640
2.01.02	DEBENTURES	658,240	133,873
2.01.03	SUPPLIERS	816,712	893,412
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	389,289	371,793
2.01.04.01	INDIRECT TAXES	383,701	367,413
2.01.04.02	TAXES ON INCOME	5,588	4,380
2.01.05	DIVIDENDS PAYABLE	248,846	519,497
2.01.06	PROVISIONS	85,020	105,752
2.01.06.01	PROVISION FOR CONTINGENCIES	20,930	21,059
2.01.06.02	PROVISION FOR PENSION PLAN	64,090	84,693
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	323,390	273,587
2.01.08.01	PAYROLL AND SOCIAL CHARGES	62,997	51,814
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	39,083	103,498
2.01.08.03	EMPLOYEE PROFIT SHARING	21,197	32,391
2.01.08.04	OTHER LIABILITIES	200,113	85,884
2.02	LONG-TERM LIABILITIES	5,223,297	5,756,779
2.02.01	LOANS AND FINANCING	1,918,130	2,085,155
2.02.02	DEBENTURES	1,700,000	2,200,000
2.02.03	PROVISIONS	832,730	807,175
2.02.03.01	PROVISION FOR CONTINGENCIES	382,353	377,138
2.02.03.02	PROVISION FOR PENSION PLAN	450,377	430,037
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	772,437	664,449
2.02.05.01	PAYROLL AND SOCIAL CHARGES	13,317	12,237
2.02.05.02	SUPPLIERS	5,01.6	6,723
2.02.05.03	INDIRECT TAXES	439,384	392,027
2.02.05.04	TAXES ON INCOME	27,262	27,037
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	197,244	191,125
2.02.05.06	OTHER LIABILITIES	82,055	27,141
2.02.05.07	FUND FOR CAPITALIZATION	8,159	8,159
2.03	DEFERRED INCOME	62,427	10,465
2.04	MINORITY INTERESTS	29	0
2.05	SHAREHOLDERS’ EQUITY	6,886,608	6,837,477
2.05.01	CAPITAL	3,373,097	3,373,097
2.05.02	CAPITAL RESERVES	1,535,958	1,535,957
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	273,244	273,244
2.05.04.01	LEGAL	273,244	273,244
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,704,309	1,655,179

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR CURRENT QUARTER 04/01/2003 TO 06/30/2003	4 – AMOUNT FOR CURRENT QUARTER 01/01/2003 TO 06/30/2003	5 – AMOUNT FOR CURRENT QUARTER 04/01/2002 TO 06/30/2002	6 – AMOUNT FOR CURRENT QUARTER 01/01/2002 TO 06/30/2002
3.01	GROSS REVENUE FROM SALES AND SERVICES	2,691,177	5,300,444	2,412,226	4,679,389
3.02	DEDUCTIONS FROM GROSS REVENUE	(776,264)	(1,511,873)	(674,288)	(1,302,908)
3.03	NET REVENUE FROM SALES AND SERVICES	1,914,913	3,788,571	1,737,938	3,376,481
3.04	COST OF SALES	(1,200,161)	(2,384,855)	(1,109,687)	(2,157,689)
3.05	GROSS PROFIT	714,752	1,403,716	628,251	1,218,792
3.06	OPERATING EXPENSES	(573,848)	(1,359,729)	(490,823)	(1,031,607)
3.06.01	SELLING EXPENSES	(183,746)	(358,916)	(184,524)	(365,383)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(185,317)	(354,777)	(156,417)	(319,597)
3.06.03	FINANCIAL	(232,570)	(681,042)	(198,563)	(404,330)
3.06.03.01	FINANCIAL INCOME	100,522	175,016	56,561	82,733
3.06.03.02	FINANCIAL EXPENSES	(333,092)	(856,058)	(255,124)	(487,063)
3.06.04	OTHER OPERATING INCOME	69,465	128,067	86,922	133,747
3.06.05	OTHER OPERATING EXPENSES	(41,680)	(93,061)	(38,241)	(76,044)
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME (LOSS)	140,904	43,987	137,428	187,185
3.08	NONOPERATING INCOME (EXPENSES)	(38,214)	(78,376)	(32,586)	(74,491)
3.08.01	REVENUES	10,351	26,298	102,607	113,877
3.08.02	EXPENSES	(48,565)	(104,674)	(135,193)	(188,368)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	102,690	(34,389)	104,842	112,694
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(42,348)	(3,426)	(44,745)	(58,141)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	(11,211)	(20,943)	(9,474)	(19,916)
3.12.01	INTERESTS	(11,211)	(20,943)	(9,474)	(19,916)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	246,200	40,000	120,056
3.14	MINORITY INTERESTS	0	0	0	0
3.15	INCOME (LOSS) FOR THE PERIOD	49,131	187,442	90,623	154,693

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 – CURRENT QUARTER 04/01/2003 TO 06/30/2003	4 – CURRENT QUARTER 01/01/2003 TO 06/30/2003	5 – CURRENT QUARTER 04/01/2002 TO 06/30/2002	6 – CURRENT QUARTER 01/01/2003 TO 06/30/2002
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	539,991,129	539,991,129	537,008,359	537,008,359
	EARNINGS PER SHARE (REAIS)	0.00	0.00	0.00	0.00029
	LOSS PER SHARE (REAIS)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 2nd QUARTER 2003

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 in these quarterly information.

Operating performance

Plant

OPERATING DATA	2Q03	1Q03	2Q03/1Q03

Lines Installed (Thousand)	10,656	10,608	0.5
Additional Lines Installed (Thousand)	48	60	(20.5)

Lines in Service - LES (Thousand)	9,741	9,595	1.5
- Residential	7,107	6,979	1.8
- Non-residential	1,565	1,548	1.1
- Public Telephones - TUP (Thousand)	297	296	0.2
- Prepaid	218	215	1.4
- Other (includes Trunks)	554	557	(0.5)
Additional Lines in Service (Thousand)	146	130	12.3

Average Lines in Service - LIS (Thousand)	9,668	9,530	1.4

Density of Terminals in Service/100 Inhabitants	23.5	23.2	1.1
TUP/100 Inhabitants	7.2	7.2	(0.2)
TUP/100 Lines Installed	2.79	2.79	(0.3)

Utilization Rate (in Service/Installed)	91.4%	90.5%	0.8p.p.

Digitalization Rate	99.0%	99.0%	0.0p.p.

ADSL Lines in Service (Thousand)	194.8	165.1	18.0

Lines Installed

A total of 48 thousand lines were installed in the 2Q03, totaling 10.7 million of lines installed by Brasil Telecom. Through this addition in the quarter, Brasil Telecom is prepared to respond to telephone line activation requests in less than two weeks, as established by the General Plan for Universalization Targets.

Lines in Service	The plant in service reached the figure of 9.7 million lines, as a result of the net addition of 146 thousand lines. Of this total, 87.7% represented lines activated by residential clients.

Utilization rate	The utilization rate reached 91.4% in the 2Q03, against 90.5% in the 1Q03, as a result of the growth of 0.5% in the installed plant combined with the 1.5% in the plant in service.

ADSL	The plant of ADSL accesses in service achieved 194.8 thousand in the 2Q03, meaning a growth of 18.0% compared to the 1Q03.

At the end of the 2Q03, Turbo Lite, service launched by Brasil Telecom in the last week of March, represented 1.5% of the total ADSL accesses in service, as Turbo 300, 78%. With Turbo Lite, for only R$49,90 per month, the client can access the internet at a high speed during 50 hours a month, not to mention the fact that fixed line remains released during the internet access.

Goals

Quality Goals	Brasil Telecom fulfilled all 35 quality indicators established by Anatel in the 2Q03, for the switched-fixed telephone service in the local and long-distance modes.

Universalization Goals

In continuation to the inspection process, Anatel concluded the field works, in which various localities at all the Brasil Telecom branches were evaluated. The Company waits for the official outcome from the regulatory body regarding the 2003 targets fulfillment.

Traffic

OPERATING DATA	2Q03	1Q03	2Q03/1Q03 (%)

Exceeding Local Pulses (Million)	2,959	2,973	(0.5)

Domestic Long Distance Minutes (Million)	1,744	1,611	8.2

Fixed-Mobile Minutes (Million)	1,058	1,058	0.0

Exceeding Pulses/ Average LIS/Month	102,0	104,0	(1.9)
DLD Minutes/Average LIS/Month	60,1	56,3	6.7
Fixed-Mobile Minutes/Average LIS/Month	36,5	37,0	(1.4)

Exceeding Local Pulses	Brasil Telecom sold 3.0 billion pulses in the 2Q03, remaining almost flat in relation to the 1Q03.

DLD Traffic	In the 2Q03, the Domestic Long Distance traffic registered an increase of 8.2% in comparison to the 1Q03, reaching 1.7 billion minutes, in the period.
DLD Market Share	The share of the LDN market of Brasil Telecom, in the intra-sectorial segment, reached 90.3% in the 2Q03. This figure represents an increase of 0.8 p.p. in relation to the 1Q03.

In the intra-regional sector, the market share of Brasil Telecom reached 74.2% in the 2Q03.

The figures of the LDN market for the 2Q03 show the ongoing effort of Brasil Telecom to broaden its share.

Fixed-Mobile Traffic	The fixed-mobile traffic totaled 1.1 billion minutes in the 2Q03. Of the total fixed-mobile traffic, 89.5% is referent to VC-1 calls, 9.3% is referent to VC-2 and 1.2% is referent to VC-3 calls.

Financial performance

Revenues

Local Service	The revenue from local service not considering VC-1 reached R$1,032.5 million in the 2Q03.

The activation revenue totaled R$7.9 million in the 2Q03, 33.3% higher than the amount registered in the 1Q03. In the quarter, a total of 265 thousand lines were activated, compared to 195 thousand in the previous quarter.

The revenue from basic subscription in the 2Q03 reached R$666.5 million. The number of subscribers that have lines with only incoming traffic, without the basic subscription charge, increased in the 2Q03, since Brasil Telecom maintained its strategy of not disconnecting delinquent clients at switching centers with idle capacity. Furthermore, the company offered alternative plans with discounts in the basic subscription for those who request the cancellation of the line during the period.

The revenue from measured service totaled R$331.2 million in the 2Q03, flat in relation to the previous quarter. The number of lines in service added during the period, was offset by the increase of 164 thousand lines with blocked outgoing traffic.

Public Telephony	Brasil Telecom sold 1.7 billion credits throughout the 2Q03, against 1.6 billion in the 1Q03. The public telephony revenue reached R$103.1 million in the 2Q03, 23.1% above that registered in the 1Q03.

In the 2Q03, besides intensifying the promotional campaigns to expand the sale of inductive cards, the expectation for rate readjustment generated a higher demand for credits from retailers.

Domestic Long Distance	Revenue from domestic long distance calls not considering VC-2 and VC-3 in the 2Q03 increased by 9.6% in relation to the 1Q03, reaching R$356.8 million, which reflects a growth of 8.2% in traffic.

Fixed-Mobile

Revenue with fixed-mobile calls grew 13.5% in the 2Q03 in comparison with the previous quarter, reaching R$689.1 million. The larger revenue is a result of the fixed-mobile rate readjustment adopted in February 2003.

Interconnection

The interconnection revenue in the 2Q03 registered a drop of 13.3% in comparison with 1Q03, despite the inter-network traffic stability. The drop can be explained by the intra-sectorial market share increase, reaching 90.3%.

Data Communication	In the 2Q03, the data communication revenue continued its growth spurt, reaching R$181.2 million, 5.7% above the amount registered in the previous quarter.

The growth can be broken down as follows:
Growth of 18% in the number of ADSL accesses in service;
Growth of 14% in the number of billed dedicated IP accesses; and
Growth of 4% in the number of billed Frame-Relay accesses.

Other Revenues	In the 2Q03, Other Revenues reached R$13.8 million, a 26.9% growth in relation to the 1Q03.

The main amounts that comprise this item are:
R$1.1 million in revenue from data center services; and
R$5.1 million in revenue from the directory help service.

Supplementary and Value-Added Services	Revenue from supplementary and value-added services increased by 1.5% in the 2Q03, totaling R$72.1 million.

The total of intelligent services activated at the end of June 2003 reached 5.0 million, against 4.6 million in March 2003, which represents an increase of 8.7% in the period. In relation to the plant in service in the 2Q03, 30.9% of the lines were equipped with at least one activated intelligent service, against 29.7% in the previous quarter.

Gross Revenue Deductions	Gross revenue deductions reached R$776.3 million in the 2Q03, representing 28.8% of gross revenue in the quarter, against 28.2% in the 1Q03.

Net Operating Revenue/Average LIS/month	Net operating revenue/Avg LIS/month registered in the 2Q03 was R$66.0, against R$65.5 in the 2Q03.

Costs and Expenses

Costs and Operating Expenses

Operating costs and expenses totaled R$1,541.4 million in the 2Q03, against R$1,522.1 million in the third quarter. The 2.2% increment of the company’s net revenue and the increase of only 1.3% in operating costs and expenses indicate the operating efficiency gain of Brasil Telecom in the period.

Net reduction of 232 employees in the quarter	In the Brasil Telecom’s payroll there were 5,311 employees at the end 0f 2Q03, against 5,543 at the end of March 2003, representing a net deduction of 232 employees.

Personnel

Personnel costs and expenses reached R$96.1 million. The cost of dismissals registered R$7.4 million. With the exclusion of this amount, personnel costs and expenses would have been 4.7% less than in the 1Q03. The dismissals represent savings of R$1.5 million each month with personnel costs.

Productivity	Brasil Telecom reached a productivity ratio of 1,834 LIS/employee in the 2Q03, representing an increase of 6.0% in relation to the presented in the 1Q03.

Subcontracted services	Costs and expenses for subcontracted services, excluding interconnection and publicity & marketing, totaled R$306.6 million in the 2Q03, stable when compared to the previous quarter.

Interconnection	Interconnection costs totaled R$430.4 million in the 2Q03, 1.3% above the amount registered in the previous quarter.

Expenses for Advertisement and Marketing

The expenses with publicity and marketing reached R$19.1 million in the 2Q03. In the 2Q03, we strengthened the advertisement campaigns in order to highlight the “14”, preparing our entrance in the DLD market for the whole country.

Losses with Accounts Receivable/Gross Revenue drop to 2.3% (PCCR/ROB)

As a percentage of the gross revenue, the Losses with Accounts Receivable dropped to 2.3%, a reduction of 0.3 p.p. in relation to the previous quarter. Net losses with accounts receivable stood at R$61.9 million in the 2Q03. The company managed to recover R$12.7 million from losses of accounts receivable in the period.

Accounts Receivable

After deducting allowance for doubtful debts worth R$150.7 million, Brasil Telecom’s net accounts receivable totaled R$1,882.3 million at the end of June 2003. The increase can be explained by the acknowledgment, in the accounts receivable, of the judicial deposit of R$48.1 million referred to the lawsuit proceeding with Embratel about differences in the acknowledgment of remuneration amounts in our network in August 2002, by the payment of R$30.0 million of client bills with due date of June, 27, and not recognized by our system given the banking float time (D+2) and by the fixed-mobile tariffs readjustment.

Provisions for Contingencies	The provision for contingencies in the 2Q03 increased by R$13.7 million, against R$18.7 million in the 1Q03, mainly in light of the monetary correction.

Other Operating Costs and Expenses/Revenues	Other operating costs and expenses/revenues totaled R$64.6 million in expenses in the 2Q03, indicating a decrease of 15.9% in relation to the 1Q03.

EBITDA

EBITDA of R$900 million	The Brasil Telecom EBITDA was R$900.0 million in the 2Q03, representing a growth of 3.2% in relation to the 1Q03.

EBITDA Margin

EBITDA margin of Brasil Telecom in 2Q03 reached 47.0%, result of a growth of 2.2% in net revenue, in conjunction with the increase of 1.3% in cash cost in relation to the amount registered in the 1Q03.

EBITDA/Average LIS/month	EBITDA/Avg LIS/month reached R$31.0, 1.7% higher than the amount registered in the 1Q03.

Financial Result

Financial Result

In the 2Q03, Brasil Telecom registered a net financial income of negative R$232.6 million, against a negative R$202.3 million in the previous quarter, free of interest on shareholder’s equity. The financial result of the quarter was mainly due to interest expenses with debt, exchange variation expenses, hedge expenses, expenses with CPMF, and interest expenses with insurance, rentals and leasing.

Non operating Result

Amortization of Reconstituted Goodwill

In the 2Q03, Brasil Telecom amortized R$31.0 million of reconstituted premium referent to the acquisition of CRT (without affecting the cash flow and the distribution of dividends), accounted for as a non-operating expense.

Indebtness

Total Debt	At the end of June 2003, the total consolidated debt of Brasil Telecom was R$4.9 billion, 2.8% less than the amount registered in the 1Q03.

Average Cost of Debt

In the 2Q03, the consolidated debt of Brasil Telecom had an average cost of 20.9% per annum, equivalent to 81.4% of CDI, and an average payment term of approximately 43 month, against 46 months in the previous quarter.

Net Debt

Net debt totaled R$3,882.3 million, an increase of 7.6% in relation to March 2003. Excluding the loan and the private debenture with holding company, the net debt at the end of June 2003 was R$2,358.7 million.

Long Term Profile Debt	At the end of the 2Q03, 74.5% of the total debt was registered in the long term.

Dollar Denominated Debt

In June 2003, the dollar-denominated debt totaled R$254.1 million (R$300.9 million including the hedge adjustment). As a percentage of the total debt, the dollar-denominated debt without hedge adjustment accounted for 5.2% against 6.8% at the end of March 2003.

At the end of June 2003, Brasil Telecom had hedge agreements with notional equivalent to 44.1% of the debt in dollars, of R$254.1 million, and the total debt due by December 2004, was hedged.

Financial Leverage

On June 30, 2003, the degree of Brasil Telecom’s financial leverage represented by the ratio of its net debt (excluding the debt with the holding company) to the shareholders’ equity, was equal to 34.2%.

Investments

	R$ million

Investments in the Permanent Assets	2Q03	1Q03	2Q03/1Q03 (%)

Network Expansion	159.2	187.3	(15.0)
- Conventional Telephony	93.7	85.8	9.2
- Transmission Backbone	18.6	10.0	85.6
- Data Network	44.7	83.8	(46.7)
- Intelligent Network	0.6	1.4	(58.6)
- Network Management Systems	1.4	3.7	(62.4)
- Other	0.2	2.6	(91.8)
Network Operation	58.3	56.7	2.8
Public Telephony	4.2	2.7	52.9
Information Technology	41.6	43.9	(5.2)
Expansion Personnel	22.5	21.8	2.9
Others	302.0	104.1	190.4

Total Investments in Permanent Assets	587.8	416.5	41.1

Expansion Financial Expenses	20.2	24.9	(19.0)

Total	608.0	441.4	37.7

Cash Flow

Operating Cash Flow in 2Q03 was R$759 million

The operations of Brasil Telecom generated R$758.6 million in the 2Q03. Cash Flow form Investment Activities was R$635.5 million, combined with the Negative Cash Flow from Financing Activities of R$536.7 million, resulted in a negative cash flow of R$1,172.2 million.

Tariff

Tariff Adjustment

Due to temporary judicial decisions, Brasil Telecom cancelled the charge of tariff adjustment authorized by ANATEL, and start to charge the values determined by the Supreme Court (Superior Tribunal de Justiça - STJ) on July 14, 2003. The values referred to adjustment will be charged in the next bills in case of a decision reversal.

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 06/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	242,065,940,976	96.98	126,108,456,869	42.67	368,174,397,845	67.53
Management
Board of Directors	136,650,934	0.06	3,567,720,226	1.21	3,704,371,160	0.68
Directors	39	0	273	0.00	312	0.00
Fiscal Board	418,154	0.00	-	-	418,154	0.00
Treasury Stock	-	-	5,175,010,503	1.75	5,175,010,503	0.95
Other Shareholders	7,394,039,439	2.96	160,717,902,527	54.37	168,111,941,966	30.84
Total	249,597,049,542	100.00	295,569,090,398	100	545,166,139,940	100.00
Outstanding Shares in the Market	7,531,108,566	3.02	164,285,623,026	55.58	171,816,731,592	31.52

As of 06/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	238,206,918,254	97.80	126,642,101,586	42.85	364,849,019,840	67.67
Management
Board of Directors	70,558,648	0.03	3,560,893,288	1.20	3,631,451,936	0.67
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	455,380	0.00	-	-	455,380	0.00
Treasury Stock	-	-	2,124,861,494	0.72	2,124,861,494	0.39
Other Shareholders	5,286,197,747	2.17	163,241,233,757	55.23	168,527,431,504	31.26
Total	243,564,130,068	100.00	295,569,090,398	100.00	539,133,220,466	100.00
Outstanding Shares in the Market	5,357,211,814	2.20	166,802,127,318	56.43	172,159,339,132	31.93

2. SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 06/30/2003)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	241,646,692	96.81	114,787,168	38.84	356,433,860	65.38
Treasury Shares	-	-	-	-	5,175,011	1.75	5,175,011	0.95
Other	-	-	7,950,358	3.19	175,606,911	59.41	183,557,269	33.67
Total	-	-	249,597,050	100.00	295,569,090	100.00	545,166,140	100.00

Distribution of the Capital from Parent to individuals level

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	71,830,504	53.59	161,687	0.07	71,992,191	20.18
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.52	14,736,645	4.13
Treasury shares	-	-	1,051,100	0.78	-	-	1,051,100	0.29
Other	-	-	54,254,402	40.49	214,667,538	96.41	268,921,940	75.40
Total	-	-	134,031,688	100.00	222,670,188	100.00	356,701,876	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,635	19.00	1,239,982	62.00	1,433,617	47.48
Telecom Italia International N.V.(*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	18	-	-	-	18	-
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*) Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CSH LLC e CSH Units	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0.00	-	-	3	0.02
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	190,852,385	19.27	-	-	190,852,385	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Partners FIA	01.909.558-0001/57	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Priv FIA	02.559.662-0001/21	Brazilian	25,219	-	-	-	25,219	-
Tele FIA	02.597.072.0001/93	Brazilian	25,219	0.01	-	-	25,219	0.01
Verônica Valente Dantas	262.853.205-00	Brazilian	1	-	-	-	1	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	-	-	-	1	-
Luiz Augusto Britto de Macedo	597.717.637-68	Brazilian	2	-	-	-	2	-
Total	-	-	990,571,311	100.00	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Partners FIA	01.909.558-0001/57	Brazilian	335,488,153	45.45	-	-	335,488,153	45.45
CVC/Opportunity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	-	-	-	6,010	-
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	-	-	-	1	-
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	-	-	-	10	-
Verônica Valente Dantas	262.853.205-00	Brazilian	400	-	-	-	400	-
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	-	-	-	60	-
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	-	-	-	1	-
Daniel Valente Dantas	063.917.105-20	Brazilian	1	-	-	-	1	-
Eduardo Penido Monteiro	094.323.965-68	Brazilian	287	-	-	-	287	-
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

Report of independent accountants on special review

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended June 30, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

July 25, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	3
01	02	ADRESS OF COMPANY HEADQUARTERS	3
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	3
01	04	QUARTERLY REFERENCE	3
01	05	COMPOSITION OF PAID CAPITAL	3
01	06	COMPANY’S CHARACTERISTICS	4
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	4
01	08	DIVIDENDS APPROVED	4
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	4
01	10	MARKET RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	QUARTERLY STATEMENT OF INCOME	8
04	01	NOTES TO THE QUARTERLY REPORT	10
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	42
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	43
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	44
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	46
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	48
16	01	OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT	55
17	01	LIMITED REVIEW REPORT	58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer